Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                     the Securities and Exchange Act of 1934

For the period of       June, July, August and September 2001
                   -------------------------------------------------------------

                               Immune Network Ltd.
    ------------------------------------------------------------------------
                 (Translation of registrant's name into English)

               3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X       Form 40-F
                                    ----------            ----------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No          X
                                 ----------            ----------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Immune Network Ltd.
                                        ----------------------------------------
                                                        (Registrant)

Date  October 16, 2001               By              /s/ Allen Bain
    -----------------------             ----------------------------------------
                                                      (Signature)
                                        Allen Bain, President and Chief
                                        Executive Officer

*Print the name and title of the signing officer under his signature.

Table of Exhibits


Exhibit 1-Quarterly Report

2.1     Schedule A
2.2     Schedules B and C

Exhibit 2 - News Releases

     Immune Network Cancels Share Consolidation
     Immune Network Announces Cromedica Deal Closure and InNexus Progress Immune Network Reports Second Quarter Results
     Immune Network Signs Letter of Intent for CDT License
     Immune Software Subsidiary Signs Contract with YMCA

Exhibit 3 - Material Change Reports

     July 26th
     August 2nd
     August 29th
     September 17th
     September 19th

British Columbia                                                QUARTERLY REPORT
Securities Commission                                           Form 51-901F

--------------------------------------------------------------------------------






================================================================================
Issuer Details                  For Quarter Ended             Date of Report
Name of Issuer                                              Y        M        D
IMMUNE NETWORK LTD.             JUNE 30, 2001               01       08       29
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City         Province       Postal Code   Issuer Fax No.    Issuer Telephone No
VANCOUVER      B.C.           V6S 2L2     (604) 222-5542    (604) 222-5541
--------------------------------------------------------------------------------
Contact Person                  Contact's Position         Contact Telephone No.
ALLEN BAIN                      PRESIDENT & CEO            (604) 222-5541
--------------------------------------------------------------------------------
Contact Email Address                               Web Site Address
info@immunenetwork.com                              http://www.immunenetwork.com
================================================================================

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

================================================================================
Director's Signature            Print Full Name            Date Signed
                                                           Y        M        D
/s/ Allen I. Bain               ALLEN I. BAIN              01       08       29
--------------------------------------------------------------------------------
Director's Signature            Print Full Name            Date Signed
                                                           Y        M        D
/s/ Mike Muzylowski             MIKE MUZYLOWSKI            01       08       29
================================================================================

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2001

--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                          CONSOLIDATED BALANCE SHEETS
                                            As at June 30      As at December 31
                             ---------------------------------------------------

                                                       2001                2000
                                                        $                   $

ASSETS
--------------------------------------------------------------------------------
Current
Cash and cash equivalents                              465,858        2,578,731
Short-term investment                                   55,712            5,000
Restricted investments                                  75,000           75,000
Accounts receivable                                  1,153,625        1,063,543
Unbilled revenue                                       242,371          210,555
Note receivable                                        750,000             -
Investment tax credit and taxes recoverable               -              94,077
Government grants receivable                              -              10,000
Deposits and prepaid expenses                          192,374          262,906
--------------------------------------------------------------------------------
                                                     2,934,940        4,299,812
--------------------------------------------------------------------------------
Loan receivable from an officer                           -                -
Capital assets                                       1,744,198        1,774,140
Intellectual properties                                283,238          407,724
Long-term investments                                7,865,429        8,857,877
Other assets                                         3,714,758        3,868,158
Goodwill                                             5,127,513        5,408,143
--------------------------------------------------------------------------------
                                                    21,670,076       24,615,854
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities             3,647,228        1,259,980
Unearned revenue                                       214,323          177,531
Current portion of long-term debt                    1,617,882          513,553
Current portion of obligations under capital leases    133,283          128,018
Current Income Tax payable                             213,000             -
--------------------------------------------------------------------------------
                                                     5,825,716        2,079,082

Loan payable to shareholder                               -                -
Obligations under capital leases                       181,202          240,605
Long-term liability                                    455,600        1,133,296
Future income taxes                                  3,109,000        3,109,000
Deferred dilution gain                                 786,669          877,439
Minority interest in subsidiaries                    3,835,983        4,148,683
--------------------------------------------------------------------------------
                                                    14,194,170       11,588,105
--------------------------------------------------------------------------------

Shareholders' equity
Preferred shares                                     7,532,021        7,532,021
Common shares                                       17,887,253       17,790,272
Special warrants                                          -              75,000
Contributed surplus                                     57,589           57,589
Dividends                                              (38,484)            -
Deficit                                            (17,962,473)     (12,427,133)
--------------------------------------------------------------------------------
                                                     7,475,906       13,027,749
--------------------------------------------------------------------------------
                                                    21,670,076       24,615,854
================================================================================

On behalf of the Board:

               /s/ Allen I. Bain                 /s/ Mike Muzylowski
              Allen I. Bain, Director         Mike Muzylowski, Director

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2001

--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                      CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                               -------------------------------------------------  -------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
REVENUE
Contract revenue                $       2,877,393        $       1,487,325        $            -           $            -
Direct costs on contract revenue       (1,715,645)                (886,920)                    -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Gross margin                            1,161,748                  600,405                     -                        -
Rental revenue                            640,620                  333,285                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                        1,802,368                  933,690                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------

EXPENSES
Research and development                4,081,546                2,108,079                4,497,100                4,124,064
General and administrative              2,335,992                1,256,739                  523,790                  290,123
Amortization                              672,668                  322,029                   79,812                   46,300
Loss on writedown of intellectual
  properties                               94,682                   94,682                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                        7,184,888                3,781,529                5,100,702                4,460,487
---------------------------------------------------------------------------------  ------------------------------------------------
Loss before undernoted items            5,382,520                2,847,839                5,100,702                4,460,487
                                                                                                                        -
Interest  and other income                (35,076)                 (12,080)                (107,246)                 (79,197)
Capital gain                              (11,675)                 (11,675)                    -                        -
Interest on long-term liability           105,593                   44,842                     -                        -
Interest on capital leases                 19,016                    8,404                     -                        -
Gain on disposal of Azure                (936,663)                (891,279)                    -                        -
Dilution gain amortization                (90,770)                 (90,770)                    -                        -
Equity in loss of significantly
  influenced companies                  1,182,096                  579,405                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                          232,521                 (373,153)                (107,246)                 (79,197)
=================================================================================  ================================================
Loss before income taxes and
  minority Interest                     5,615,041                2,474,686                4,993,456                4,381,290

Income taxes- Current                     233,000                  233,000                     -                        -
Income taxes- Future                         -                        -                        -                        -
---------------------------------------------------------------------------------  -------------------------------------------------
Loss before minority interest           5,848,041                2,707,686                4,993,456                4,381,290

Minority interest in loss from
  subsidiaries                           (312,701)                 (31,012)                    -                        -
---------------------------------------------------------------------------------  -------------------------------------------------
Net loss for the period                 5,535,340                2,676,674                4,993,456                4,381,290

Deficit, beginning of period           12,427,133               15,285,799                3,485,360                4,097,526
                                                                                                                        -
---------------------------------------------------------------------------------  -------------------------------------------------
Deficit, end of period          $      17,962,473        $      17,962,473       $        8,478,816        $       8,478,816
=================================================================================  ================================================
Loss per common share                        0.09                     0.04                     0.17                     0.15
---------------------------------------------------------------------------------  -------------------------------------------------
Weighted average number of
  outstanding shares                   63,321,405               63,321,405               30,041,831               30,041,831
--------------------------------------------------------------------------------  -------------------------------------------------

IMMUNE NETWORK LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2001

--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                ------------------------------------------------  -------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
OPERATING ACTIVITIES
Loss for the period             $      (5,535,340)       $      (2,676,674)       $      (4,993,456)       $      (4,381,290)
Items not involving cash
   Amortization                           672,668                  332,229                   79,812                   46,300
   Amortization of deferred
     charges                               19,076                    8,876                    2,580                    2,580
   Minority interest in loss
     from subsidiary                     (312,700)                 (31,007)                    -                        -
   Dilution gain amortization             (90,770)                 (45,386)                    -                        -
   Equity in loss from
     significantly influenced
     companies                          1,182,096                  579,405                     -                        -
   Gain on Disposal of shares
     in Azure Dynamics                   (936,663)                (936,663)                    -                        -
   Loss on writedown of
     intellectual properties               94,682                   94,682                     -                        -
   Long term liability for
     clinical research                    409,133                  348,379                1,502,002                1,502,002
                                -------------------------------------------------  ------------------------------------------------
                                       (4,497,818)              (2,326,159)              (3,409,062)              (2,830,408)

Accounts receivable                       (88,679)                 (69,806)                (255,474)                (222,238)
Unbilled revenue                          (31,816)                 (20,758)                    -                        -
Government grants receivable               10,000                    7,500                   (7,604)                  (7,688)
Investment tax credit and
  taxes recoverable                        94,077                   94,112                     -                        -
Deposits and prepaid expenses              90,532                   70,480                 (100,232)                  (8,597)
Accounts payable and accrued
  liabilities                           2,347,170                1,833,003                  144,639                  (79,242)
Taxes payable                             213,000                  213,000                     -                        -
Receivable on sale of shares             (750,000)                (750,000)                    -                        -
Unearned revenue                           36,792                  (63,168)                    -                        -
                                -------------------------------------------------  ------------------------------------------------
Cash used in operating activities      (2,576,741)              (1,011,795)              (3,627,733)              (3,148,173)
                                -------------------------------------------------  ------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
  share subscription received                -                        -                        -                        -
  special warrants                        (75,000)                 (75,000)               7,962,890                 (137,853)
Proceeds from issuance of
  common shares                            96,981                   75,000                  874,985                  442,800
Repayment (advance) of loan
  from (to) officer                          -                        -                        -                        -
Payment on obligations under
  capital leases                          (65,453)                 (32,308)                  (1,389)                  (1,389)
Repayment (advance) of loan
  from (to) officer                          -                        -                      32,213                   12,113
Dividend on common shares                 (38,484)                 (38,484)                    -                        -
                                -------------------------------------------------  ------------------------------------------------
Cash provided by financing
  activities                              (81,956)                 (70,792)               8,868,699                  315,671
                                -------------------------------------------------  ------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual
  properties                               (8,712)                  (8,712)                (209,064)                (169,764)
Process from disposition
  of Azure                              1,037,500                1,037,500                     -                        -
Purchase of capital assets               (140,364)                 (70,885)                 (63,922)                 (37,480)
Purchase of investments                  (291,888)                   8,152                  (24,995)                 (10,709)
Purchase of short term
  investment                              (50,712)                   5,538                  (25,000)               1,578,352
Purchase of convertible loan                 -                        -                     (74,241)                 (74,241)
                                -------------------------------------------------  ------------------------------------------------
Cash used in investing
  activities                              545,824                  971,593                 (397,222)               1,286,158
                                -------------------------------------------------  ------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                 (2,112,873)                (110,994)              4,843,744                (1,546,344)
                                -------------------------------------------------  ------------------------------------------------
Cash and cash equivalents,
  beginning of period                   2,578,731                  576,852                 117,058                 6,507,146
                                -------------------------------------------------  ------------------------------------------------
Cash and cash equivalents,
  end of period                 $         465,858        $         465,858        $      4,960,802         $       4,960,802
=================================================================================  ================================================

British Columbia                                                QUARTERLY REPORT
Securities Commission                                           Form 51-901F

--------------------------------------------------------------------------------






================================================================================
Issuer Details                  For Quarter Ended             Date of Report
Name of Issuer                                              Y        M        D
IMMUNE NETWORK LTD.             JUNE 30, 2001               01       08       29
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City         Province       Postal Code   Issuer Fax No.    Issuer Telephone No
VANCOUVER      B.C.           V6S 2L2     (604) 222-5542    (604) 222-5541
--------------------------------------------------------------------------------
Contact Person                  Contact's Position         Contact Telephone No.
ALLEN BAIN                      PRESIDENT & CEO            (604) 222-5541
--------------------------------------------------------------------------------
Contact Email Address                               Web Site Address
info@immunenetwork.com                              http://www.immunenetwork.com
================================================================================

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

================================================================================
Director's Signature            Print Full Name            Date Signed
                                                           Y        M        D
/s/ Allen I. Bain               ALLEN I. BAIN              01       08       29
--------------------------------------------------------------------------------
Director's Signature            Print Full Name            Date Signed
                                                           Y        M        D
/s/ Mike Muzylowski             MIKE MUZYLOWSKI            01       08       29
================================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
June 30, 2001
--------------------------------------------------------------------------------

SECTION 1 - For the Fiscal Year-to-Date (January 1, 2001 to June 30, 2001)


a)  Deferred costs




    i). Intellectual Properties

                                                    Accumulated     Net Book
                                          Cost     Amortization      Value
                                           $             $             $
    ============================================================================

    2001
    Technology                            208,835       88,889       119,946
    License                                 5,000        1,500         3,500
    Patents                               275,000      123,196       151,805
    Trademarks                              9,068        1,082         7,987
    ----------------------------------------------------------------------------
                                          497,904      214,667       283,238
    ============================================================================


    ii). Goodwill

                                                    Accumulated     Net Book
                                          Cost     Amortization      Value
                                           $             $             $
    ----------------------------------------------------------------------------
    2001
    Goodwill                            5,612,597      485,084     5,127,513
    ============================================================================


    iii). Other Assets
                                                    Accumulated     Net Book
                                          Cost     Amortization      Value
                                           $             $             $
    ----------------------------------------------------------------------------
    2001
    Benefit from favourable lease       3,947,400      264,131     3,683,269
    Deferred foreign exchange loss         64,200       32,711        31,489
    ----------------------------------------------------------------------------
                                        4,011,600      296,842     3,714,758
    ============================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
June 30, 2001
--------------------------------------------------------------------------------

b)  Research and development expenditures

    -------------------------------------------------
                                              2001
                                               $
    =================================================
    Consulting                               177,665

    Laboratory, Office, Sundry               181,145

    Salaries & Benefits                      146,678

    Clinical trials                        3,528,811

    Contract research and collaboration       31,650

    Travel                                    23,097
    -------------------------------------------------
                                           4,089,046
    Less grants and SRED ITC's                (7,500)
    -------------------------------------------------
    Total Expenses                         4,081,546
    =================================================




c)  General and administrative expenditures

    -------------------------------------------------
                                              2001
                                               $
    =================================================
    Consulting                                66,840
    Interest and bank charges                 12,275
    Legal, audit and accounting              129,382
    Office supplies                          241,861
    Postage                                    3,829
    Promotion & entertainment                 37,622
    Rent                                     523,167
    Salaries & benefits                    1,183,068
    Securities, brokerage and transfer
      agent fees                              74,335
    Subscriptions                             15,479
    Telephone                                 35,347
    Travel                                    12,787
    -------------------------------------------------
    Total Expenses                         2,335,992
    =================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
June 30, 2001
--------------------------------------------------------------------------------

SECTION 2. Related Party Transactions

    Legal fees and expenses totaling $60,337, were incurred during the six months ended June 30, 2001 [June 30 $61,597] to a legal firm where one of the principals is an officer of the company.


SECTION 3 - For the quarter Under Review (January 1, 2001 to June 30, 2001)

a)  Summary of securities issued during the quarter

    -------------------------------------------------------------------------------------------------------------------------------
    Date of           Type of             Type of            Number            Price          Total        Type of      Commission
     Issue            Security              Issue                                            Proceeds   Consideration      Paid
    ===============================================================================================================================
   April - 25     Common shares     Special Warrant         400,000            0.15           60,000        Cash           NIL
                                       Converted
   April - 25     Common shares     Special Warrant         100,000            0.15           15,000        Cash           NIL
                                       Converted
    -------------------------------------------------------------------------------------------------------------------------------
    Total                                                   500,000                           75,000
    ===============================================================================================================================

b)  Summary of options granted during the quarter


    i) Insiders


    Name of Optionee   No. of Options  Exercise Price  Grant Date   Expire Date
    ============================================================================
    Mario Kasapi           100,000           0.10       24-May-01     May-06
    Mark Glusing           400,000           0.10       24-May-01     May-06
    Markham Moore          225,000           0.10       24-May-01     May-06
    Matthew Sadler         300,000           0.10       24-May-01     May-06

    Employees              775,000           0.10       24-May-01     May-06
    ----------------------------------------------------------------------------
    Total                1,800,000
    ============================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
June 30, 2001
--------------------------------------------------------------------------------

SECTION 4 - As at the End of the Quarter (June 30, 2001)

a)  Authorized capital and summary of shares issued and outstanding

    i) Common shares without par value,- 200,000,000 authorized

                                                      Number           Amount
    Common shares                                    of Shares           $
    ============================================================================
    Issued upon incorporation                                 1               1
    ----------------------------------------------------------------------------
    Balance at December 31, 1991                              1               1
    Issued for cash pursuant to private placement,
      net of issuance costs of $7,848                 1,999,999         492,154
    ----------------------------------------------------------------------------
    Balance at December 31, 1992 and 1993             2,000,000         492,155
    Issued for cash pursuant to private placement     4,100,000          48,750
    ----------------------------------------------------------------------------
    Balance at December 31, 1994                      6,100,000         540,905
    Issued for cash pursuant to private placement,
      net of issuance costs of $92,100                4,477,170         753,509
    Share purchase loans forgiven                          -            (28,800)
    ----------------------------------------------------------------------------
    Balance at December 31, 1995                     10,577,170       1,265,614
    Issued for cash pursuant to private placements    2,120,816         572,620
    Issued for technology                                33,333           9,000
    Issued as payment for subsidiary acquisition      4,263,310         (19,930)
    Issued for cash pursuant to private placement,
      (net)                                           1,059,159         196,063
    Issued for cash pursuant to private placement,
      net of issuance costs of $431,423               1,725,000         517,327
    Issued for cash upon exercise of options            191,664          42,166
    ----------------------------------------------------------------------------
    Balance at December 31, 1996 and 1997            19,970,452       2,582,860
    Issued for cash pursuant to private placement       400,000          80,000
    Issued for cash upon exercise of options            200,000          30,000
    ----------------------------------------------------------------------------
    Balance at December 31, 1998                     20,570,452       2,692,860
    Issued for cash pursuant to private placement       360,000          54,000
    Issued for cash upon exercise of options            625,000          93,750
    Issued for cash upon exercise of warrants            97,500          22,425
    Issued for cash pursuant to private placement,
      net of issuance costs of $9,576                 6,286,513         933,400
    ----------------------------------------------------------------------------
    Balance at December 31, 1999                     27,939,465       3,796,435
    Issued for cash upon exercise of options          2,428,000         492,885
    Issued for cash upon exercise of warrants         5,563,301         843,975
    Issued via conversion of shareholder's loan         200,000          50,000
    Issued on acquisition of BC Research Inc.         7,532,021       4,368,572
    Issue for cash appointed of Agents Compensation
      Options                                            38,136          20,975
    Issued upon conversion of Special Warrants        1,620,000         243,000
    Issued for cash pursuant to private placement,
      net of issuance costs of $925,569              17,727,247       7,974,430
    ----------------------------------------------------------------------------
    Balance at December 31, 2000                     63,048,170      17,790,272
    Issued for cash upon exercise of warrants           123,225          21,981
    Issued upon conversion of Special Warrants          500,000          75,000
    ----------------------------------------------------------------------------
    Balance at June 30, 2001                         63,671,395      17,887,253
    ============================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
June 30, 2001
--------------------------------------------------------------------------------

    ii) Class "A" Convertible Preferred Shares, par value of $1.00 per share-20,000,000 authorized

        The Class "A" convertible preferred shares have priority over the common shares to any remaining net assets of the Company in the event of a liquidation, dissolution or winding-up.

        Each Class "A" convertible preferred share shall be entitled to dividends in an amount equal to the amount of any dividends paid on that number of common shares having a value (at the record date relating to such common shares dividend declaration) of $1.00 if such common shares dividend is paid before August 18, 2001, and thereafter in an amount equal to the amount of any dividends paid on that number of common shares having a value (at the record date relating to such common shares dividend declaration) of $1.25.


                                                      Number           Amount
    Common shares                                    of Shares           $
    ----------------------------------------------------------------------------
    Balance at December 31, 1999                           -               -
    Issued on acquisition of BC Research Inc.         7,532,021       7,532,021
    ============================================================================
    Balance at December 31, 2000                      7,532,021       7,532,021
    ----------------------------------------------------------------------------
    Balance at June 30, 2001                          7,532,021       7,532,021
    ============================================================================

c)  Summary of options, warrants and convertible securities outstanding

    i). Share Purchase Warrants Outstanding


        Common share purchase warrants outstanding are as follows:

         Number of          Exercise
        Common Shares        Price
           Issuable            $                       Expiry Date
    ============================================================================
           919,987             0.18                   13-Jul-01
         1,800,000             0.17                   24-Jan-02
         8,499,997             1.40                    8-Sep-01
            19,068             1.40                    8-Sep-01
           363,636             1.40                   31-Aug-02
    ----------------------------------------------------------------------------
        11,602,688
    ============================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
June 30, 2001
--------------------------------------------------------------------------------

    ii). Stock Option Outstanding


    At June 30, 2001 common share purchase options outstanding are as follows:

      Exercise                                                           Exercise
    Stock Options           Price                                      Number of Stock        Price
     Outstanding              $             Expiry Date               Options Exercisable       $
    ===================================================================================================
       70,000                0.15            21-May-04                      70,000             0.15
       50,000                0.15            20-May-03                      50,000             0.15
       80,500                0.23            09-Jun-04                      80,500             0.23
       70,000                0.23            25-Jul-04                      70,000             0.23
      681,500                0.40            24-Jan-05                     731,500             0.40
    1,020,000                1.20            20-Apr-05                   1,020,000             1.20
    1,485,000                0.25            02-Jan-06                     445,500             0.25
       50,000                0.30            04-Mar-02                        -                0.30
    1,800,000                0.10            22-May-06                        -                0.10
    ===================================================================================================
    5,307,000                0.40                                        2,467,500             0.68
    ===================================================================================================

d)  Number of shares in escrow or subject to a pooling agreement

    The Company has 5,566,667 common shares held in escrow.




SECTION 5. List of Directors and Officers
-----------------------------------------

Mr. Mike Muzylowski (Director)
Dr. Allen I. Bain (Director, Chief Executive Officer, President)
Mr. Oh, Kim Sun, CA (Director)
Mr. Mark Glusing (Chief Operating Officer)
Mr. Ron Paton (Corporate Secretary)

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2001
--------------------------------------------------------------------------------


QUARTERLY REPORT TO SHAREHOLDERS -

FOR THE SIX MONTHS ENDED JUNE 30, 2001

FORM 51 - SCHEDULE C: MANAGEMENT DISCUSSION

The following information should be read in conjunction with the unaudited consolidated financial statements included therein, which are prepared in accordance with generally accepted accounting principles in Canada.


SECTION 1   DESCRIPTION OF BUSINESS

Immune Network Ltd., amalgamated under the laws of the Province of British Columbia, is a biotechnology company focused on the development of new drugs to treat major diseases involving the immune system with a focus on Alzheimer disease. The Company is in the process of developing drugs for treatment against AIDS, Alzheimer Disease, asthma and skin disorders. The Company's strategy is to acquire technology rights where undervalued, add value by progressing their development, and obtain a return on investment from the technologies rapidly through licensing agreements, alliances, or spin-offs. The Company is a development stage company and commercial operations have not yet commenced. The Company has not yet determined the ultimate economic viability of the drugs under development and has not earned significant revenues from these drugs.

SECTION 2   DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

RESEARCH PROGRESS

During the second quarter, Immune Network completed enrollment of patients into its multi-national Phase II clinical trial of dapsone in Alzheimer disease (known as the "DAD2000" trial). DAD2000 trial enrollment was completed on June 22, 2001. There are now a total of 201 Alzheimer patients in Immune Network's dapsone trial. Patients had been joining the trial since November 2000. Patients are randomly assigned to receive either capsules of dapsone or of placebo, daily for one year.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2001
--------------------------------------------------------------------------------


PERSONNEL CHANGES

    a). As previously mentioned, Dr. Donald Rix and Dr. Robert J. Gayton resigned as the Directors of the Company on April 2, 2001 and May 24, 2001 respectively; and were replaced by Mr. Mike Muzylowski.

    b). The Company appointed Mr. Mark Glusing as Chief Operating Officer of Immune Network.

    c). Immune Network also announced that effective June 15, 2001, David Goold, C.A., Chief Financial Officer, and Danny Lowe, C.M.A., Controller, resigned from their management positions with Immune Network.


FINANCIAL HIGHLIGHTS

For the six months ended June 30, Immune Network Ltd. incurred a consolidated net loss of $5,535,340 or $0.09 per share. This compared to net loss for the six months ended June 30, 2000 of $4,993,456 or $0.166 per share.

Research and development expenses, for the six months ended June 30, 2001 were $4,081,546 as compared to $4,497,100 during the six months ended June 30, 2000. Research and development expenses incurred in 2001 were primarily due to the phase II clinical trial cost of the Alzheimer project. General and administrative expenses for the six months ended June 30, 2001 were $2,335,992 as compared to $523,790 during the six months ended June 30, 2000. The results of operations for the quarter ended June 30, 2001 include the consolidated operations of BC Research Inc, which was acquired in the 3rd quarter of the prior year.

During the second quarter, a dividend was declared by Immune Network's subsidiary, BC Research, resulting in a receipt by Immune Network of $74,015.67.

On May 25th, 2001 Immune Network Ltd. has entered into a new agreement with Meditech Pharmaceuticals Inc. (OTC BB: MDCH) regarding Meditech's potential agricultural product and its cold sore products. This agreement replaces the terms of the license previously negotiated with Meditech. According to management evaluation, loss from the write down in licensing and the trademark of $94,682 related to the previous agreement with Meditech.

Under the new agreement, ownership and all sales and marketing rights remain with Meditech. Immune Network will receive a royalty on sales of products covered by claims of the recent provisional patent applications filed by the two

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2001
--------------------------------------------------------------------------------


companies. On agricultural products, Immune Network will receive 2 percent of worldwide sales. On cold sore products, Immune Network will receive 2 percent of
worldwide sales, excluding sales in the United States.   Immune Network is
positioned to receive royalty revenue in next ten years.

No transactions were recorded in the second quarter with respect to the Bridge Pharma joint venture. Certain aspects of Immune Network's funding of the joint venture arrangement with Bridge Pharma are being disputed by the joint venture parties, as reported in a news release dated June 14, 2001.


SECTION 3 SUBSEQUENT EVENTS
---------------------------


    a). On July 26, 2001 the Company announced that the transaction involving the purchase two-third interest in B.C. Research Inc. by Cromedica International Inc. officially closed. The transaction has permitted Immune Network Ltd. to continue the DAD2000 Phase II clinical trial on a fully prepaid basis by Cromedica until its conclusion in 2002. The trial continued uninterrupted and achieved full enrollment for patient worldwide.

    b). On July 26, 2001, Immune Network reported that InNexus Corporation (http://www.innexuscorp.com), a privately held monoclonal antibody development company and option holder on Immune Network's two Antibody Projects, has signed a letter of intent to form a joint venture with ImmPheron Inc. of Lexington, KY. This collaboration will focus on a technology platform, superantibody, which is a molecular approach to create monoclonal antibody products with increased potency and enhanced therapeutic properties.

    c). On August 2, 2001, Immune Network Ltd. announced that it will not be proceeding with the share consolidation (reverse share split).


SECTION 4 - FINANCINGS
----------------------

On June 14, 2001, due to the anticipated availability of funds for Immune Network's continuing research and development operations arising from dividends from a subsidiary, as well as from disposition of certain Immune Network capital assets, and due to market conditions and lack of investor interest, Immune Network cancelled the $700,000 private placement originally announced on May 17, 2001.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2001
--------------------------------------------------------------------------------



SECTION 5 LIQUIDITY AND CAPITAL RESOURCES
-----------------------------------------

The Company had a working capital deficit as at June 30, 2001 of $2,890,776 (June 30, 2000:Working capital $4,987,836). At June 30, 2001, the Company had $465,858 in cash and cash equivalents (June 30, 2000: $4,960,802).

The Company has financed its cash requirements primarily from share issuances. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to the market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

Currently, the Company is actively seeking sources of equity or debt financing to sustain its operations. Although the Company has been successful in the past in obtaining financing through the sale of its equity securities, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.

FOR IMMEDIATE RELEASE

     IMMUNE NETWORK ANNOUNCES CROMEDICA DEAL CLOSURE AND INNEXUS PROGRESS
     --------------------------------------------------------------------

VANCOUVER, CANADA, July 26, 2001 - Immune Network Ltd. (OTCBB: IMMKF; CDNX: IMM) announced today that the transaction involving the purchase of B.C. Research Inc. by Cromedica International Inc. has officially closed and all litigation proceedings against the company have been discontinued.

The closing of this agreement with Cromedica ensures the continuous treatment of over two hundred patients in Immune Network's fully enrolled DAD2000 Phase II clinical trial of Dapsone for Alzheimer disease. The agreement also allows for prepayment of expenses for an additional clinical trial expected to be carried out with Immune Network's improved version of Dapsone, and prepayment of other Immune Network operating costs at the BC Research complex.

Immune Network also reports that InNexus Corporation (http://www.innexuscorp.com), a privately held monoclonal antibody development company and option holder on Immune Network's two Antibody Projects, has signed a letter of intent to form a joint venture with ImmPheron Inc. of Lexington, KY. This collaboration will focus on a technology platform, superantibody, which is a molecular approach to create monoclonal antibody products with increased potency and enhanced therapeutic properties.

The InNexus / ImmPheron joint venture is anticipated to lead to the scientific and clinical development of the next generation of therapeutic antibody products including those of InNexus. InNexus is developing two later stage antibody products, hNM01 and 1F7, both under option from Immune Network (see January 8th, 2001 news release). An initial focus of the joint venture is to create a next generation anti-viral antibody derived from hNM01 with higher avidity and potency. The option agreement between InNexus and Immune Network has been extended pending the financing of InNexus.

Finally, Immune Network reports that Dr. Charles Morgan, CEO of InNexus, will be presenting at IBC's Antimicrobial & Anti-Viral Drug Discovery conference on August 14 in Boston, MA; http://www.lifesciencesinfo.com/2647. Dr. Morgan will
                         ------------------------------------
be speaking about the potential of 1F7 and hNM01 in treating HIV infection.

On behalf of the Board of Directors


Allen Bain, Ph.D., CEO


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                        -30-

Company Contact:
Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free 1-877-644-5541 extension 466
Fax. (604) 222-5542
Internet: http://www.immunenetwork.com
          ----------------------------
Email: info@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                               BC FORM 53-901F

                                SECURITIES ACT

       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            July 26, 2001

Item 3.     Press Release
            -------------

            News Release dated July 26, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The sale by the Issuer of its two-thirds interest in B.C. Research Inc. to Cromedica International Inc. has closed and all litigation proceedings against the Issuer have been discontinued. In addition, InNexus Corporation has signed a letter of intent to form a joint venture with ImmPheron Inc.

Item 5.     Full Description of Material Change
            -----------------------------------

            The sale by the Issuer of its two-thirds interest in B.C. Research Inc. to Cromedica International Inc. ("Cromedica") has closed and all litigation proceedings against the Issuer have been discontinued. The closing of this agreement with Cromedica permits the continuous treatment of over two hundred patients in the Issuer's fully enrolled DAD2000 Phase II clinical trial of Dapsone for Alzheimer disease. The agreement also provides for prepayment of expenses for an additional clinical trial expected to be carried out with the Issuer's modified version of Dapsone, and prepayment of other operating costs of the Issuer at the BC Research complex.

            In addition, InNexus Corporation, a privately held monoclonal antibody development company and option holder on the Issuer's two antibody projects, has signed a letter of intent to form a joint venture with ImmPheron Inc. of Lexington, KY. This collaboration will focus on a technology platform, superantibody, which is a molecular approach to create monoclonal antibody products with increased potency and enhanced therapeutic properties. It is anticipated that this joint venture will lead to the scientific and clinical development of the next generation of therapeutic antibody products including those of InNexus.

            InNexus is developing two later stage antibody products, hNM01 and 1F7, both under option from the Issuer as more particularly described in the Issuer's January 8, 2001 news release. An initial focus of the joint venture is to create a next generation anti-viral antibody derived from hNM01 with higher avidity and potency. The option agreement between InNexus and the Issuer has been extended pending the financing of InNexus.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for that reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 26th day of July, 2001.


IMMUNE NETWORK LTD.

Per:        /s/ Allen Bain
            _______________________________
            Allen Bain
            President and Chief Executive Officer

FOR IMMEDIATE RELEASE

                IMMUNE NETWORK CANCELS SHARE CONSOLIDATION
                ------------------------------------------

VANCOUVER, CANADA, August 2, 2001 - Immune Network Ltd. (OTCBB: IMMKF; CDNX:
IMM) announced today that it will not be proceeding with the share consolidation (reverse share split) reported in the company's news release of May 17, 2001.

The decision to maintain the current corporate and share structure resulted from analysis of the company's present operations, the recent transaction involving the sale of B.C. Research Inc. to Cromedica International Inc., the prepaid Phase II DAD2000 trial, and ongoing positive developments at subsidiary companies.

Allen Bain, president, said, "It is now clear that a change in our share structure is not a necessary move for the health and growth of Immune Network. In spite of difficult business conditions, our business model is being proven successful - acquiring, adding value, and divesting promising drug discovery projects. Most of our projects are already managed by other companies, with their own project teams. Our internal resources are now focused on a very promising way to interfere with the relentless degradation of brain function that is the hallmark of Alzheimer disease."

In addition to Immune Network's focus on developing a new treatment for Alzheimer disease, the company holds interests in several other projects, including Bridge Pharma's asthma/eczema project, Meditech's anti-infective and anti-cancer projects, and monoclonal antibody projects in conjunction with InNexus.


On behalf of the Board of Directors

Allen Bain, Ph.D., CEO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Company Contact:
Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free 1-877-644-5541 extension 466
Fax. (604) 222-5542
Internet: http://www.immunenetwork.com
          ----------------------------
Email: info@immunenetwork.com

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                               BC FORM 53-901F

                                SECURITIES ACT

       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            August 2, 2001

Item 3.     Press Release
            -------------

            News release dated August 2, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that it will not be proceeding with the share consolidation reported in its May 17, 2001 news release.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that it will not be proceeding with a consolidation of its common shares as reported in its May 17, 2001 and will be maintaining its current corporate and share structure.

            An analysis of the Issuer's present operations, the recent transaction involving the sale of B.C. Research Inc. to Cromedica International Inc., the prepaid Phase II DAD2000 trial, and ongoing positive developments at subsidiary companies determined that a change in the Issuer's share structure is not presently necessary.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for that reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 2nd day of August, 2001.

IMMUNE NETWORK LTD.

Per:        /s/ Allen Bain
            _______________________________
            Allen Bain
            President and Chief Executive Officer

FOR IMMEDIATE RELEASE


                 IMMUNE NETWORK REPORTS SECOND QUARTER RESULTS
                 ---------------------------------------------



VANCOUVER, CANADA, August 29, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM) today reports consolidated second quarter results for the period ending June 30, 2001.

The consolidated financial statements of Immune Network at the end of the second quarter include the financial results of B.C. Research Inc. Total revenue of $1,802,368 resulted from B.C. Research operations during the quarter, which was not sold until after the end of the quarter. Research and development expenses for the six months ended June 30, 2001 were $4,081,546 as compared to $4,497,100 during the six months ended June 30, 2000.

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                 CONSOLIDATED BALANCE SHEETS
                                 ----------------------------

                                           As at June 30    As at December 31
                                       -----------------------------------------

                                               2001                2000
                                                $                   $
ASSETS
c
Current
Cash and cash equivalents                   $      465,858       $    2,578,731
Short-term investment                               55,712                5,000
Restricted investments                              75,000               75,000
Accounts receivable                              1,153,625            1,063,543
Unbilled revenue                                   242,371              210,555
Note receivable                                    750,000                 -
Investment tax credit and taxes recoverable           -                  94,077
Government grants receivable                          -                  10,000
Deposits and prepaid expenses                      192,374              262,906
--------------------------------------------------------------------------------
                                                 2,934,940            4,299,812
--------------------------------------------------------------------------------
Loan receivable from an officer                       -                    -
Capital assets                                   1,744,198            1,774,140
Intellectual properties                            283,238              407,724
Long-term investments                            7,865,429            8,857,877
Other assets                                     3,714,758            3,868,158
Goodwill                                         5,127,513            5,408,143
--------------------------------------------------------------------------------
                                            $   21,670,076       $   24,615,854
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities    $    3,647,228       $    1,259,980
Unearned revenue                                   214,323              177,531
Current portion of long-term debt                1,617,882              513,553
Current portion of obligations under
   capital leases                                  133,283              128,018
Current Income Tax payable                         213,000                 -
--------------------------------------------------------------------------------
                                                 5,825,716            2,079,082

Loan payable to shareholder                           -                    -
Obligations under capital leases                   181,202              240,605
Long-term liability                                455,600            1,133,296
Future income taxes                              3,109,000            3,109,000
Deferred dilution gain                             786,669              877,439
Minority interest in subsidiaries                3,835,983            4,148,683

--------------------------------------------------------------------------------
                                                14,194,170           11,588,105
--------------------------------------------------------------------------------

Shareholders' equity
Preferred shares                                 7,532,021            7,532,021
Common shares                                   17,887,253           17,790,272
Special warrants                                      -                  75,000
Contributed surplus                                 57,589               57,589
Dividends                                          (38,484)                -
Deficit                                        (17,962,473)         (12,427,133)
--------------------------------------------------------------------------------
                                                 7,475,906           13,027,749
--------------------------------------------------------------------------------
                                            $   21,670,076       $   24,615,854
================================================================================

On behalf of the Board:

           /s/ Allen I. Bain                     /s/ Mike Muzylowski
       Allen I. Bain, Director                 Mike Muzylowski, Director



IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
-------------------------------------------

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  -------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
REVENUE
Contract revenue                $       2,877,393        $       1,487,325        $            -           $            -
Direct costs on contract revenue       (1,715,645)                (886,920)                    -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Gross margin                            1,161,748                  600,405                     -                        -
Rental revenue                            640,620                  333,285                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                        1,802,368                  933,690                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------

EXPENSES
Research and development                4,081,546                2,108,079                4,497,100                4,124,064
General and administrative              2,335,992                1,256,739                  523,790                  290,123
Amortization                              672,668                  322,029                   79,812                   46,300
Loss on writedown of intellectual
  properties                               94,682                   94,682                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                        7,184,888                3,781,529                5,100,702                4,460,487
---------------------------------------------------------------------------------  ------------------------------------------------
Loss before undernoted items            5,382,520                2,847,839                5,100,702                4,460,487
                                                                                                                        -
Interest  and other income                (35,076)                 (12,080)                (107,246)                 (79,197)
Capital gain                              (11,675)                 (11,675)                    -                        -
Interest on long-term liability           105,593                   44,842                     -                        -
Interest on capital leases                 19,016                    8,404                     -                        -
Gain on disposal of Azure                (936,663)                (891,279)                    -                        -
Dilution gain amortization                (90,770)                 (90,770)                    -                        -
Equity in loss of significantly
  influenced companies                  1,182,096                  579,405                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                          232,521                 (373,153)                (107,246)                 (79,197)
=================================================================================  ================================================
Loss before income taxes and
  minority Interest                     5,615,041                2,474,686                4,993,456                4,381,290

Income taxes- Current                     233,000                  233,000                     -                        -
Income taxes- Future                         -                        -                        -                        -
---------------------------------------------------------------------------------  -------------------------------------------------
Loss before minority interest           5,848,041                2,707,686                4,993,456                4,381,290

Minority interest in loss from

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  ------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
  subsidiaries                           (312,701)                 (31,012)                    -                        -
--------------------------------------------------------------------------------  -------------------------------------------------


Net loss for the period                 5,535,340                2,676,674                4,993,456                4,381,290

Deficit, beginning of period           12,427,133               15,285,799                3,485,360                4,097,526
                                                                                                                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Deficit, end of period          $      17,962,473        $      17,962,473       $        8,478,816        $       8,478,816
=================================================================================  ================================================
Loss per common share                        0.09                     0.04                     0.17                     0.15
---------------------------------------------------------------------------------  ------------------------------------------------
Weighted average number of
  outstanding shares                   63,321,405               63,321,405               30,041,831               30,041,831
---------------------------------------------------------------------------------  ------------------------------------------------



IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  ------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
OPERATING ACTIVITIES
Loss for the period             $      (5,535,340)       $      (2,676,674)       $      (4,993,456)       $      (4,381,290)
Items not involving cash
   Amortization                           672,668                  332,229                   79,812                   46,300
   Amortization of deferred
     charges                               19,076                    8,876                    2,580                    2,580
   Minority interest in loss
     from subsidiary                     (312,700)                 (31,007)                    -                        -
   Dilution gain amortization             (90,770)                 (45,386)                    -                        -
   Equity in loss from
     significantly influenced
     companies                          1,182,096                  579,405                     -                        -
   Gain on Disposal of shares
     in Azure Dynamics                   (936,663)                (936,663)                    -                        -
   Loss on writedown of
     intellectual properties               94,682                   94,682                     -                        -
   Long term liability for
     clinical research                    409,133                  348,379                1,502,002                1,502,002
                                -------------------------------------------------  ------------------------------------------------
                                       (4,497,818)              (2,326,159)              (3,409,062)              (2,830,408)

Accounts receivable                       (88,679)                 (69,806)                (255,474)                (222,238)
Unbilled revenue                          (31,816)                 (20,758)                    -                        -
Government grants receivable               10,000                    7,500                   (7,604)                  (7,688)
Investment tax credit and
  taxes recoverable                        94,077                   94,112                     -                        -
Deposits and prepaid expenses              90,532                   70,480                 (100,232)                  (8,597)
Accounts payable and accrued
  liabilities                           2,347,170                1,833,003                  144,639                  (79,242)
Taxes payable                             213,000                  213,000                     -                        -
Receivable on sale of shares             (750,000)                (750,000)                    -                        -
Unearned revenue                           36,792                  (63,168)                    -                        -
                                -------------------------------------------------  ------------------------------------------------
Cash used in operating activities      (2,576,741)              (1,011,795)              (3,627,733)              (3,148,173)
                                -------------------------------------------------  ------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
  share subscription received                -                        -                        -                        -
  special warrants                        (75,000)                 (75,000)               7,962,890                 (137,853)
Proceeds from issuance of
  common shares                            96,981                   75,000                  874,985                  442,800

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  ------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------

Repayment (advance) of loan
  from (to) officer                          -                        -                        -                        -
Payment on obligations under
  capital leases                          (65,453)                 (32,308)                  (1,389)                  (1,389)
Repayment (advance) of loan
  from (to) officer                          -                        -                      32,213                   12,113
Dividend on common shares                 (38,484)                 (38,484)                    -                        -
                                -------------------------------------------------  ------------------------------------------------
Cash provided by financing
  activities                              (81,956)                 (70,792)               8,868,699                  315,671
                                -------------------------------------------------  ------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual
  properties                               (8,712)                  (8,712)                (209,064)                (169,764)
Process from disposition
  of Azure                              1,037,500                1,037,500                     -                        -
Purchase of capital assets               (140,364)                 (70,885)                 (63,922)                 (37,480)
Purchase of investments                  (291,888)                   8,152                  (24,995)                 (10,709)
Purchase of short term
  investment                              (50,712)                   5,538                  (25,000)               1,578,352
Purchase of convertible loan                 -                        -                     (74,241)                 (74,241)
                                -------------------------------------------------  ------------------------------------------------
Cash used in investing
  activities                              545,824                  971,593                 (397,222)               1,286,158
                                -------------------------------------------------  ------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                 (2,112,873)                (110,994)              4,843,744                (1,546,344)
                                -------------------------------------------------  ------------------------------------------------
Cash and cash equivalents,
  beginning of period                   2,578,731                  576,852                 117,058                 6,507,146
                                -------------------------------------------------  ------------------------------------------------
Cash and cash equivalents,
  end of period                 $         465,858        $         465,858        $      4,960,802         $       4,960,802
=================================================================================  ================================================


To review the complete quarterly report please visit Immune Network Ltd.'s website (www.immunenetwork.com) or our Sedar filing (www.sedar.com), that will
         ---------------------
include the supplemental information and management discussion.

Allen Bain, Immune Network CEO said, "Second quarter research expenditures demonstrated our continued commitment to our Alzheimer disease research program. The DAD2000 Phase II trial is fully enrolled at 201 patients and is proceeding on schedule. Related preclinical research that is ongoing supports the scientific hypotheses underpinning our Alzheimer drug development undertaking. We hope to make an early and significant contribution to the battle against Alzheimer disease."

Immune Network is a "biotech merchant developer" that acquires, adds value, and divests drug discovery projects. Our current drug development focus is Alzheimer disease.

On behalf of the Board of Directors


Allen Bain, Ph.D., CEO


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                            -30-

Company Contact:
Investor Relations
Immune Network Ltd.

3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free  1-877-644-5541 Ext. 466
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  info@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                               BC FORM 53-901F

                                SECURITIES ACT

       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            August 29, 2001

Item 3.     Press Release
            -------------

            News Release dated August 29, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports consolidated second quarter results for the period ending June 30, 2001.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports consolidated second quarter results for the period ending June 30, 2001.

            The consolidated financial statements of the Issuer at the end of the second quarter include the financial results of B.C. Research Inc. Total revenue of $1,802,368 resulted from B.C. Research operations during the quarter, which was not sold until after the end of the quarter. Research and development expenses for the six months ended June 30, 2001 were $4,081,546 as compared to $4,497,100 during the six months ended June 30, 2000.

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                                            As at June 30      As at December 31
                             ---------------------------------------------------

                                                       2001                2000
                                                         $                   $

ASSETS
--------------------------------------------------------------------------------
Current
Cash and cash equivalents                              465,858        2,578,731
Short-term investment                                   55,712            5,000
Restricted investments                                  75,000           75,000
Accounts receivable                                  1,153,625        1,063,543
Unbilled revenue                                       242,371          210,555
Note receivable                                        750,000             -
Investment tax credit and taxes recoverable               -              94,077
Government grants receivable                              -              10,000
Deposits and prepaid expenses                          192,374          262,906
--------------------------------------------------------------------------------
                                                     2,934,940        4,299,812
--------------------------------------------------------------------------------
Loan receivable from an officer                           -                -
Capital assets                                       1,744,198        1,774,140
Intellectual properties                                283,238          407,724
Long-term investments                                7,865,429        8,857,877
Other assets                                         3,714,758        3,868,158
Goodwill                                             5,127,513        5,408,143
--------------------------------------------------------------------------------
                                                    21,670,076       24,615,854
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities             3,647,228        1,259,980
Unearned revenue                                       214,323          177,531
Current portion of long-term debt                    1,617,882          513,553
Current portion of obligations under capital leases    133,283          128,018
Current Income Tax payable                             213,000             -
--------------------------------------------------------------------------------
                                                     5,825,716        2,079,082

Loan payable to shareholder                               -                -
Obligations under capital leases                       181,202          240,605
Long-term liability                                    455,600        1,133,296
Future income taxes                                  3,109,000        3,109,000
Deferred dilution gain                                 786,669          877,439
Minority interest in subsidiaries                    3,835,983        4,148,683
--------------------------------------------------------------------------------
                                                    14,194,170       11,588,105
--------------------------------------------------------------------------------

Shareholders' equity
Preferred shares                                     7,532,021        7,532,021
Common shares                                       17,887,253       17,790,272
Special warrants                                          -              75,000
Contributed surplus                                     57,589           57,589
Dividends                                              (38,484)            -
Deficit                                            (17,962,473)     (12,427,133)
--------------------------------------------------------------------------------
                                                     7,475,906       13,027,749
--------------------------------------------------------------------------------
                                                    21,670,076       24,615,854
================================================================================

On behalf of the Board:

               /s/ Allen I. Bain                 /s/ Mike Muzylowski
              Allen I. Bain, Director         Mike Muzylowski, Director

IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                      CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      -------------------------------------------

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  -------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
REVENUE
Contract revenue                $       2,877,393        $       1,487,325        $            -           $            -
Direct costs on contract revenue       (1,715,645)                (886,920)                    -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Gross margin                            1,161,748                  600,405                     -                        -
Rental revenue                            640,620                  333,285                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                        1,802,368                  933,690                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------

EXPENSES
Research and development                4,081,546                2,108,079                4,497,100                4,124,064
General and administrative              2,335,992                1,256,739                  523,790                  290,123
Amortization                              672,668                  322,029                   79,812                   46,300
Loss on writedown of intellectual
  properties                               94,682                   94,682                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                        7,184,888                3,781,529                5,100,702                4,460,487
---------------------------------------------------------------------------------  ------------------------------------------------
Loss before undernoted items            5,382,520                2,847,839                5,100,702                4,460,487
                                                                                                                        -
Interest  and other income                (35,076)                 (12,080)                (107,246)                 (79,197)
Capital gain                              (11,675)                 (11,675)                    -                        -
Interest on long-term liability           105,593                   44,842                     -                        -
Interest on capital leases                 19,016                    8,404                     -                        -
Gain on disposal of Azure                (936,663)                (891,279)                    -                        -
Dilution gain amortization                (90,770)                 (90,770)                    -                        -
Equity in loss of significantly
  influenced companies                  1,182,096                  579,405                     -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
                                          232,521                 (373,153)                (107,246)                 (79,197)
=================================================================================  ================================================
Loss before income taxes and
  minority Interest                     5,615,041                2,474,686                4,993,456                4,381,290

Income taxes- Current                     233,000                  233,000                     -                        -
Income taxes- Future                         -                        -                        -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Loss before minority interest           5,848,041                2,707,686                4,993,456                4,381,290

Minority interest in loss from
  subsidiaries                           (312,701)                 (31,012)                    -                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Net loss for the period                 5,535,340                2,676,674                4,993,456                4,381,290

Deficit, beginning of period           12,427,133               15,285,799                3,485,360                4,097,526
                                                                                                                        -
---------------------------------------------------------------------------------  ------------------------------------------------
Deficit, end of period          $      17,962,473        $      17,962,473       $        8,478,816        $       8,478,816
=================================================================================  ================================================
Loss per common share                        0.09                     0.04                     0.17                     0.15
---------------------------------------------------------------------------------  ------------------------------------------------
Weighted average number of
  outstanding shares                   63,321,405               63,321,405               30,041,831               30,041,831
---------------------------------------------------------------------------------  ------------------------------------------------

IMMUNE NETWORK LTD.
(a development stage enterprise)
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  ------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
OPERATING ACTIVITIES
Loss for the period             $      (5,535,340)       $      (2,676,674)       $      (4,993,456)       $      (4,381,290)
Items not involving cash
   Amortization                           672,668                  332,229                   79,812                   46,300
   Amortization of deferred
     charges                               19,076                    8,876                    2,580                    2,580
   Minority interest in loss
     from subsidiary                     (312,700)                 (31,007)                    -                        -
   Dilution gain amortization             (90,770)                 (45,386)                    -                        -
   Equity in loss from
     significantly influenced
     companies                          1,182,096                  579,405                     -                        -
   Gain on Disposal of shares
     in Azure Dynamics                   (936,663)                (936,663)                    -                        -
   Loss on writedown of
     intellectual properties               94,682                   94,682                     -                        -
   Long term liability for
     clinical research                    409,133                  348,379                1,502,002                1,502,002
                                -------------------------------------------------  ------------------------------------------------
                                       (4,497,818)              (2,326,159)              (3,409,062)              (2,830,408)

Accounts receivable                       (88,679)                 (69,806)                (255,474)                (222,238)
Unbilled revenue                          (31,816)                 (20,758)                    -                        -
Government grants receivable               10,000                    7,500                   (7,604)                  (7,688)
Investment tax credit and
  taxes recoverable                        94,077                   94,112                     -                        -
Deposits and prepaid expenses              90,532                   70,480                 (100,232)                  (8,597)
Accounts payable and accrued
  liabilities                           2,347,170                1,833,003                  144,639                  (79,242)
Taxes payable                             213,000                  213,000                     -                        -
Receivable on sale of shares             (750,000)                (750,000)                    -                        -
Unearned revenue                           36,792                  (63,168)                    -                        -
                                -------------------------------------------------  ------------------------------------------------
Cash used in operating activities      (2,576,741)              (1,011,795)              (3,627,733)              (3,148,173)
                                -------------------------------------------------  ------------------------------------------------

FINANCING ACTIVITIES
Proceeds from
  share subscription received                -                        -                        -                        -
  special warrants                        (75,000)                 (75,000)               7,962,890                 (137,853)
Proceeds from issuance of
  common shares                            96,981                   75,000                  874,985                  442,800
Repayment (advance) of loan
  from (to) officer                          -                        -                        -                        -
Payment on obligations under
  capital leases                          (65,453)                 (32,308)                  (1,389)                  (1,389)
Repayment (advance) of loan
  from (to) officer                          -                        -                      32,213                   12,113
Dividend on common shares                 (38,484)                 (38,484)                    -                        -
                                -------------------------------------------------  ------------------------------------------------
Cash provided by financing
  activities                              (81,956)                 (70,792)               8,868,699                  315,671
                                -------------------------------------------------  ------------------------------------------------

                                Current fiscal year to                               Preceding fiscal year
                                          date          Current interim period            to date          Preceding interim period
                                         June 30                June 30                   June 30                   June 30
                                -------------------------------------------------  -------------------------------------------------
                                          2001                    2001                     2000                      2000
                                           $                       $                        $                         $
                                -------------------------------------------------  ------------------------------------------------
INVESTING ACTIVITIES
Purchase of intellectual
  properties                               (8,712)                  (8,712)                (209,064)                (169,764)
Process from disposition
  of Azure                              1,037,500                1,037,500                     -                        -
Purchase of capital assets               (140,364)                 (70,885)                 (63,922)                 (37,480)
Purchase of investments                  (291,888)                   8,152                  (24,995)                 (10,709)
Purchase of short term
  investment                              (50,712)                   5,538                  (25,000)               1,578,352
Purchase of convertible loan                 -                        -                     (74,241)                 (74,241)
                                -------------------------------------------------  ------------------------------------------------
Cash used in investing
  activities                              545,824                  971,593                 (397,222)               1,286,158
                                -------------------------------------------------  ------------------------------------------------

Increase (decrease) in cash
  and cash equivalents                 (2,112,873)                (110,994)              4,843,744                (1,546,344)
                                -------------------------------------------------  ------------------------------------------------
Cash and cash equivalents,
  beginning of period                   2,578,731                  576,852                 117,058                 6,507,146
                                -------------------------------------------------  ------------------------------------------------
Cash and cash equivalents,
  end of period                 $         465,858        $         465,858        $      4,960,802         $       4,960,802
=================================================================================  ================================================

            Second quarter research expenditures demonstrated the Issuer's continued commitment to the Alzheimer disease research program. The DAD2000 Phase II trial is fully enrolled at 201 patients and is proceeding on schedule.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for that reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 7th day of September, 2001.

IMMUNE NETWORK LTD.

Per:        /s/ Allen Bain
            _______________________________
            Allen Bain

            President and Chief Executive Officer

FOR IMMEDIATE RELEASE

              IMMUNE SOFTWARE SUBSIDIARY SIGNS CONTRACT WITH YMCA
              ---------------------------------------------------

VANCOUVER, CANADA, September 17, 2001 - Immune Network Ltd. (OTCBB: IMMKF; CDNX:
IMM) announced today the successful signing of a one year agreement with the Family YMCA Prince George, British Columbia by its subsidiary FITaccess Technologies Inc. (http://www.fitaccess.com).FITaccess is a 50% owned subsidiary of Immune Network Ltd. engaging in the development of online interactive software systems initially targeted at the health and fitness industry with multiple and far reaching applications to possibly include medical, nutritional and clinical interactive management solutions.

The agreement with Family YMCA of Prince George requires FITaccess to provide a comprehensive one-year subscription to the proprietary FITaccess Remote Training system. This Remote Training system combines motivating, personalized fitness programs and regular interaction between a client and trainer with the speed and effectiveness of a computer based application.

"By providing Remote Training to a world class organization such as the YMCA, FITaccess establishes itself as an emerging player in providing technology solutions for the health and fitness industry." said Russell King, President and CEO of FITaccess Technologies. "We are pleased to be working with an industry leader such as the YMCA in an effort to provide new methods for clients to establish and maintain a healthy lifestyle."

The Family YMCA in Prince George, BC is the first YMCA in the world to implement the FITaccess Remote Training technology which allows fitness staff to provide personalized fitness services to every member of their YMCA. This increased interaction between the Family YMCA members and its fitness staff increases retention by providing members with the personal attention known to achieve results. YMCA in Canada is recognizing the need to use a technology to provide personalized fitness services to every member.

"The Family YMCA of Prince George believes that the FITaccess Remote Training system will provide us with an ability to maintain a stronger relationship with our members." said Colin Reid, Executive Director of the Family YMCA of Prince George, "We feel that Remote Training provides a simple, cost-effective and efficient system for promoting the maintenance of a healthy lifestyle."

Immune Network Ltd. is pleased with the development of its software subsidiary which has recently achieved success through signed contracts with other major health and fitness organizations in Canada.

On behalf of the Board of Directors



Allen Bain, Ph.D., CEO


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                         -30-

Company Contact:

Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC
Canada V6S 2L2
Tel (604) 222-5541
Fax (604) 222-5542
Toll Free (877) 644-5541 Ext: 466
Internet http://www.immunenetwork.com
         ----------------------------
Email info@immunenetwork.com
      ----------------------

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                               BC FORM 53-901F

                                SECURITIES ACT

       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            September 17, 2001

Item 3.     Press Release
            -------------

            News Release dated September 17, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that its 50% owned subsidiary, FITaccess Technologies Inc., has entered into a one year agreement with the Family YMCA in Prince George, British Columbia, to provide a comprehensive one-year subscription to the proprietary FITaccess Remote Training system.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that its 50% owned subsidiary, FITaccess Technologies Inc. ("FITaccess"), has entered into a one year agreement with the Family YMCA in Prince George, British Columbia, to provide a comprehensive one-year subscription to the proprietary FITaccess Remote Training system.

            FITaccess is a 50% owned subsidiary of the Issuer engaging in the development of online interactive software systems initially targeted at the health and fitness industry with multiple and far reaching applications to possibly include medical, nutritional and clinical interactive management solutions.

            The Remote Training system combines motivating, personalized fitness programs and regular interaction between a client and trainer with the speed and effectiveness of a computer based application.

            The Family YMCA in Prince George, B.C. is the first YMCA to implement the FITaccess Remote Training technology which allows fitness staff to provide personalized fitness services to every member of their YMCA. It is anticipated that the increased interaction between the Family YMCA members and its fitness staff will increase retention by providing members with the personal attention known to achieve results.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for that reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 17th day of September, 2001.

IMMUNE NETWORK LTD.

Per:        /s/ Allen Bain
            _______________________________
            Allen Bain
            President and Chief Executive Officer

FOR IMMEDIATE RELEASE

               IMMUNE NETWORK SIGNS LETTER OF INTENT FOR CDT LICENSE
               -----------------------------------------------------

VANCOUVER, CANADA, September 19, 2001 - Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM) signed a letter of intent today with Nutraceutix, Inc.
(http://www.nutraceutix.com ; OTC: NUTX.OB) to co-develop novel formulations for
 --------------------------
several existing gerontology drugs. According to the letter of intent, Nutraceutix will commence a development program for certain pharmaceuticals selected by Immune Network.

Immune Network has elected to employ the CDT Controlled Delivery Technology as an optimum technology for drug delivery of certain specific drugs and drug combinations to be used in treating Alzheimer disease and other neurodegenerative diseases. The CDT technology was invented by Dr Reza Fassihi in the pharmaceutical laboratories of Temple University (Philadelphia) and has been licensed exclusively to Nutraceutix. Using patented CDT technology, monolithic tablets for oral administration can be designed having several advantages over conventional sustained-release tablets.

Immune Network and Nutraceutix will commence the formulation development program immediately. Initial work will be carried out at Temple University in conjunction with Nutraceutix, followed by technology transfer to a development partner for scale-up and cGMP manufacturing.

Nutraceutix is a leading provider of proven formulation technologies for both prescription and non-prescription healthcare products. The CDT TM technology is
                                                           -----
currently utilized in several marketed products. Nutraceutix will be presenting three abstracts regarding unique product formulations at the 2001 American Association of Pharmaceutical Scientists (AAPS) Annual Meeting, October 21-25, 2001 in Denver.

Immune Network is a "biotech merchant developer" that acquires, adds value, and divests drug discovery projects. Immune Network's focus is Alzheimer disease and the company also has holdings and interests in a number of other projects.

On behalf of the Board of Directors



Allen Bain, Ph.D., CEO

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                          -30-

Company Contact:
Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free 1-877-644-5541 Ext. 466
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
      ----------------------------
Email  info@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                               BC FORM 53-901F

                                SECURITIES ACT

       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            September 19, 2001

Item 3.     Press Release
            -------------

            News Release dated September 19, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that it has signed a letter of intent with Nutraceutix, Inc. to co-develop novel formulations for several existing gerontology drugs.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that it has signed a letter of intent with Nutraceutix, Inc. to co-develop novel formulations for several existing gerontology drugs. Nutraceutix, Inc. will commence a development program for certain pharmaceuticals selected by the Issuer.

            The Issuer has elected to employ the CDT controlled delivery technology as an optimum technology for drug delivery of certain specific drugs and drug combinations to be used in treating Alzheimer disease and other neurodegenerative diseases. The CDT technology was invented by Dr. Reza Fassihi in the pharmaceutical laboratories of Temple University, Philadelphia and has been licensed exclusively to Nutraceutix, Inc. Using patented CDT technology, monolithic tablets for oral administration can be designed having several advantages over conventional sustained-release tablets. The Issuer and Nutraceutix, Inc. will commence the formulation development program immediately. Initial work will be carried out at Temple University in conjunction with Nutraceutix, Inc. followed by technology transfer to a development partner for scale-up and cGMP manufacturing.

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            Nutraceutix, Inc. is a leading provider of proven formulation technologies for both prescription and non-prescription healthcare products. The CDT TM technology is currently utilized in several marketed products.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for that reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, the 19th day of September, 2001.

IMMUNE NETWORK LTD.

Per:        /s/ Allen Bain
            _______________________________
            Allen Bain
            President and Chief Executive Officer

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